Notice of Exempt Solicitation

NAME OF REGISTRANT: The Kroger Co.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

May 22, 2023

Dear The Kroger Co. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 8 on the proxy card, which asks the Company to report on unadjusted and statistically adjusted pay gaps across race and gender. The Proposal makes the following request:

Resolved:  Shareholders request The Kroger Co. report on both quantitative median and adjusted pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Kroger does not report any quantitative metrics on racial and gender pay gaps, which is increasingly becoming a standard disclosure for large US companies.

•	About 50 percent of the 100 largest US employers currently report adjusted gaps, and an increasing number of companies disclose unadjusted gaps to address the structural bias women and minorities face regarding job opportunity and pay. In 2021 to 2023, Microsoft, Visa, Bank of New York Mellon, Best Buy, Chipotle, Disney, Home Depot, Lowe’s, Target, Amalgamated Bank, Visa, Thermo Fisher, BlackRock, and Netflix committed to expanding their pay gap reporting to include median pay. Kroger lags these companies in its pay equity disclosures. While Kroger states that it “review(s) our pay equity analysis annually,” only quantitative metrics provide the accountability and transparency investors seek.

2.	Best practice pay equity reporting consists of two parts, both of which are requested in the Proposal:
•	unadjusted pay gaps: median gaps assess how jobs are distributed by race and gender, and which groups hold the high-paying jobs
o	The median pay of minorities/women working full time versus non-minorities/ men working full time. This is literally the definition of the pay gap.
o	Black workers in the U.S. earn 81 cents on the dollar versus white workers on this basis.
o	Women in the U.S. earn 83 cents on the dollar versus men on this basis.
o	United Kingdom and Ireland-based companies are mandated to report median pay.
•	adjusted gaps, a statistical assessment of pay between minorities/non-minorities, women/men, performing similar roles
o	What minorities and women are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography.
o	Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]
o	United States companies prefer to report on this basis as the gaps are smaller and easier to remedy.

3.	Median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress moving forward.
•	A 2019 study cited in the Harvard Business Review found that wage transparency, in countries that mandate it, narrowed the median wage gap. Refinitive reports companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio.
•	Citigroup was the first US company to publish its global gender and US minority median pay gaps in January 2019. It has since shrunk those gaps 3 points each. Large companies like Microsoft, Adobe, Mastercard, Starbucks, Bank of New York Mellon, Wyndham Hotels and Resorts, and Pfizer have since adopted the same best practice disclosures for not just U.K., but U.S. and global operations.
•	There are many ways to shrink racial/gender pay gaps at a company – improving diversity, conducting statistically-adjusted pay audits, and advancing women/minorities into higher-paying roles and positions of leadership – but the only benchmark to measure whether the pay gap is actually shrinking from these various levers is to publish the median pay gap itself.

_____________________________

1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

Board Opposition Statement

1.	Information around Kroger’s compensation structure does not replace the need for median and statistically-adjusted pay gap reporting.

The opposition statement mentions that Kroger has performed an annual pay equity analysis since 2016, and that the Company has “robust and comprehensive pay administration guidelines.” Yet, qualitative assurances are no replacement for quantitative reporting. Without quantitative pay gaps, we are left to trust the Company’s efforts in this area.

Kroger’s peers, including Target, Lowe’s, and Home Depot have committed to disclosing both median and adjusted pay gaps annually. And within the last few years, more and more companies are disclosing racial and gender median pay gaps, committing to an honest accounting of pay equity that will strengthen their diversity and talent retention.

2.	The Company’s current efforts around diversity and inclusion are not a substitute for median and statistically-adjusted pay gap reporting.

While we support the Company’s diversity and inclusion efforts, this work is not a substitute for the median and statistically-adjusted pay gaps that this Proposal seeks. The Board contends the disclosures are “not necessary in light of our existing practices.” Although a comprehensive diversity and inclusion strategy is important, pay gap statistics will complement the Company’s efforts and allow Kroger to benchmark its progress toward its DEI goals. Kroger’s refusal to publish adjusted or unadjusted pay gap data is reflective of a lack of transparency and accountability to investors and employees.

Additionally, current diversity reporting efforts are no substitute for median and adjusted pay gap reporting. While the Company publishes its representation data in its annual ESG report and EEO-1 disclosures, there is no transparency into the Company’s wage gaps to ensure fair pay. More and more companies are publicly disclosing pay gap audits to create trust and transparency with stakeholders. Only concrete, quantitative pay gap metrics will facilitate this trust and transparency.

Without annual reporting, stakeholders are left to simply trust whatever internal measures the Company decides to take.

3.	Median pay disclosure is a crucial way to evaluate the Company’s efforts in developing a diverse talent pipeline.

In the opposition statement, the Company discusses its efforts to develop and promote diverse talent. While these efforts are crucial, median pay gaps are essential in assessing and measuring progress year-over-year. These pay gaps show, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive. Median pay gap data provides a comprehensive view into whether minorities/women are holding as many high-paying jobs as non-minorities/men.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improved diversity of companies that disclose them, which we believe is in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 8 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.